# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Birkenstock Holding plc, CIK 0001977102
CUSIP: M2029K104
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 1-2 BERKELEY SQUARE, LONDON, United Kingdom (X0), W1J 6EA
Date of event which requires filing of this statement: 02/27/2026
Filed by CIK 0002101145
Persons authorized to receive notices and communications: CB Beteiligungs GmbH & Co. KG, Burg Ockenfels, Linz, Germany (2M), 53545, 49 2683 9359 1592

## Reporting persons
- CB Beteiligungs GmbH & Co. KG (CIK 0002101145): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); member of a group; source of funds: working capital (WC); sole voting power 16,763,510; shared voting power 0; sole dispositive power 16,763,510; shared dispositive power 0; aggregate amount beneficially owned 16,763,510 (9.1% of the class)
- CB Verwaltungs GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); member of a group; source of funds: working capital (WC); sole voting power 16,763,510; shared voting power 0; sole dispositive power 16,763,510; shared dispositive power 0; aggregate amount beneficially owned 16,763,510 (9.1% of the class)
- CB Christian Birkenstock Stiftung: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Liechtenstein (N2); member of a group; source of funds: working capital (WC); sole voting power 16,763,510; shared voting power 0; sole dispositive power 16,763,510; shared dispositive power 0; aggregate amount beneficially owned 16,763,510 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: Birkenstock Holding plc
Address of issuer's principal executive offices: 1-2 BERKELEY SQUARE, LONDON, United Kingdom (X0), W1J 6EA
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2026 (the "Schedule 13D") by the Reporting Persons. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported in Schedule 13D. Each capitalized term used and not defined herein shall have the meaning ascribed to it in Schedule 13D. Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 is hereby incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 27, 2026, CBB purchased an aggregate amount of 2,805,035 Issuer Shares for an aggregate purchase price of $117,800,000. The Shares were purchased using the Reporting Person's personal funds.

From time to time, the Reporting Persons may acquire additional Issuer Shares or determine to dispose of Issuer Shares beneficially owned by them. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, upon further developments, including the ongoing evaluation of the Issuer's business, financial condition, operating results and prospects, other investment and business opportunities available to them, general stock market and economic conditions, tax considerations, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the Reporting Persons, may change their investment in the Issuer. Furthermore, the Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Except as otherwise described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters enumerated in Item 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The disclosures in the Reporting Persons pages and in Item 4 are incorporated by reference herein. The percentages used in this Amendment are calculated based upon 183,906,056 Issuer Shares outstanding as of September 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
CBB is a partnership of which Mr. Reichert, the Chief Executive Officer and a Director of the Issuer, is the managing director and of which CB Verwaltungs GmbH is the general partner. Mr. Reichert is also managing director of CB Verwaltungs GmbH. The sole shareholder of CB Verwaltungs GmbH is CB Birkenstock Stiftung, which is a trust managed by three trustees that exercise investment and voting power over the Issuer Shares directly held by CBB. As a result, CB Birkenstock Stiftung has sole power to vote, and sole power to dispose of, all of the 16,763,510 Issuer Shares directly held by CBB.

Mr. Reichert directly holds 1,361,273 Issuer Shares, which are excluded from this Amendment as Mr. Reichert is not a member of a group with the Reporting Persons. In addition, Mr. Reichert has a contractual subparticipation equal to 10% of the Issuer Shares directly held by CBB and reported on this Amendment, however Mr. Reichert disclaims beneficial ownership of the Issuer Shares held by CBB, except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: Except as described in Item 4 above, the Reporting Persons have not effected any transactions in the ordinary shares of the Issuer during the 60 days preceding the date of this filing.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
99.1 Joint Filing Agreement, dated February 27, 2026, by and between the Reporting Persons.

## Signatures
- CB Beteiligungs GmbH & Co. KG: /s/ Oliver Reichert, Oliver Reichert/Managing Director (02/27/2026)
- CB Verwaltungs GmbH: /s/ Oliver Reichert, Oliver Reichert/Managing Director (02/27/2026)
- CB Christian Birkenstock Stiftung: /s/ Oliver Reichert, Oliver Reichert/Trustee (02/27/2026)
Comment: CB Verwaltungs GmbH is the general partner of CB Beteiligungs GmbH & Co. KG